Exhibit 4.1

                                 PROMISSORY NOTE

$100,000.00                                                          May 2, 2002

      FOR VALUE RECEIVED, Daniel Stein ("Maker"), promises to pay to the order of TTR Technologies, Inc. ("Payee"), 575 Lexington Avenue, New York, NY or at such other place as the Payee may from time to time designate in writing, the principal sum of One Hundred Thousand Dollars ($100,000.00), as well as accrued interest as provided for hereunder, to be paid in lawful money of United States of America, on or before May 2, 2005 (the "Maturity Date"). The unpaid principal balance shall bear interest at a rate of four percent (4%). All interest charges shall be calculated for the actual number of days elapsed based on a 365 day year.

      This Note is issued pursuant to section 4 (b) (i) of that certain employment agreement between Payee and Maker, dated as of May 22, 2002, pursuant to which Maker serves as Payee's Chief Executive Officer (the "Employment Agreement") and the following terms and conditions:

      1. The principal amount of this Note may be repaid by Maker , in whole or in part without premium or penalty, at any time. Upon any prepayment of the entire principal amount of this Note, or portion thereof, all accrued, but unpaid, interest shall be paid to Payee on the date of prepayment with respect to the principal amount prepaid. All prepayments shall be applied first to any accrued and unpaid interest.

      2. Subject to Maker's continuing employment with Payee under the Employment Agreement, Payee shall forgive annually, on the last day of each calendar year, commencing from December 31, 2002 and continuing through December 31, 2004, an amount of principal and interest equal to 33.3% of the principal sum and any pro rata portion of interest accrued thereon.

      3. Events of Default Upon the occurrence of any of the following events (hereinafter, "Events of Default"), the full amount of this Note and all outstanding principal and accrued interest through the date of payment (without giving effect to Paragraph 2 above) shall become immediately due and payable:

      (i) Upon termination by Maker of his employment under the Employment Agreement without Good Reason (as defined in the Employment Agreement);

      (ii) Upon termination by Payee of Maker's employment under the Employment Agreement for Cause, as specified in Section 6(c ) of the Employment Agreement, with the exception of Cause as defined in Sub-Section 6(c)(viii);

      In the event any one or more of the Events of Default specified above shall happen or be continuing, the Payee may proceed to protect and enforce its right by suit in the specific performance of any covenant or agreement contained in this Note or in aid of the exercise of any power granted in this Note or may proceed to enforce the payment of this Note or to enforce any other legal or equitable rights as Payee may have.

      4. Miscellaneous (i) Maker represents that execution and delivery of this Note has been duly authorized and that execution and delivery of this Note shall not violate or cause a default of any obligation, covenant or condition contained in any agreement to which Maker is a party.


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      (ii) This Note shall be construed and enforce in accordance with the laws of the State of New York. Maker and Payee hereby consent to the exclusive jurisdiction of the courts of the State of New York and the United States District Courts situated therein in connection with any action concerning the provisions of this Note.

      IN WITNESS WHEREOF, the Maker has caused this Note to be signed as of the date first written above.


/s/ Daniel Stein
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Daniel Stein